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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/10 and ending 09/30/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Oak Hills Securities, Inc.

Official Use Only
_____
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
121 NE 50th Street
(No. and Street)

Oklahoma City   OK   73105
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Donald Dillingham   (405)286-9755
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

1211 W 22nd Street, Suite 110
(No. and Street)

Oak Brook   Illinois   60523
(City)   (State)   (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 8 2011
REGISTRATIONS BRANCH

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

---

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Donald L. Dillingham,** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Oak Hills Securities, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

_____
Signature

President
Title

Signed before me October 18, 2011.

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OAK HILLS SECURITIES, INC.

CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
Oak Hills Securities, Inc.

We have audited the accompanying statement of financial condition of Oak Hills Securities, Inc. as of September 30, 2011 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Hills Securities, Inc. as of September 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 21, 2011

OAK HILLS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

Cash	$ 65,160
Fees receivables	32,282
Furniture & equipment, net of accumulated	
amortization of $800	1,190
Other	2,062
TOTAL ASSETS	**$ 100,694**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 18,582

SHAREHOLDER'S EQUITY

Common stock, $.01 par value;	
100 shares authorized, 100 shares	
issued and outstanding	$ 1
Additional paid-in capital	43,999
Retained earnings	38,112
Total Shareholder's Equity	$ 82,112
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 100,694**

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2011

REVENUE

Commission income	$ 37,282

EXPENSES

Occupancy	$ 5,989
Other expenses	120,147
Total Expenses	$ 126,136
NET LOSS	$ (88,854)

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance- Beginning of Year	$ 1	$ 43,999	$ 151,966	$ 195,966
Distributions			(25,000)	(25,000)
Net Income			(88,854)	(88,854)
BALANCE-END OF YEAR	$ 1	$ 43,999	$ 38,112	$ 82,112

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2011

Cash Flows from Operating Activities	
Net Loss	$ (88,854)
Depreciation	400
Bad Debts	17,500
Adjustments:	
Increase in fees receivables	(32,282)
Increase in receivable from affiliate	(10,000)
Decrease in other assets	971
Increase in accounts payable	
and accrued expenses	12,929
Net Cash Flows Used In Operating Activities	$ (99,336)
Cash Flows from Investing Activities	$ -0-
Cash Flows from Financing Activities	
Dividends paid	$ (25,000)
Net Decrease in Cash	$(124,336)
Cash Balance at September 30, 2010	$ 189,496
Cash Balance at September 30, 2011	$ 65,160

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Oak Hills Securities, Inc. (the "Company") was incorporated in the state of Oklahoma on November 21, 2006. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements. Operations began on February 12, 2008.

Private Placement Transactions - Commission revenue and related expense arising from private placement transactions are primarily recorded based on successful placement.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Depreciation - Depreciation of furniture and equipment is provided for using various the straight line method over five years.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OAK HILLS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2011

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

NOTE 3 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Avondale Investments, LLC (Avondale), Merit Properties, LLC (Properties), Oak Hills CAPCO, LLC, Merit Advisors, Inc. and various other entities. Avondale, a registered investment advisor, and the Company share office space, personnel and other services. Pursuant to the terms of a written agreement, the Company has incurred $31,815 in fees for overhead and administrative services provided by Avondale during the year ended September 30, 2011. Those fees are included in other operating expenses on the statement of income.

The Company leases office space under an operating lease from Avondale for $535 per month through May 31, 2013. The Company may terminate the agreement with a 30 day prior written notification. The occupancy expense incurred for the year ended September 30, 2011 pursuant to the terms of this lease was $5,989.

In addition, $37,282 of total commission revenue (100% thereof) for the year ended December 31, 2011 was generated from investment products initiated by a principal of the Company. The principal did not receive any compensation for the production of these commissions.

During the year ended September 30, 2011, the Company advanced $10,000 to an affiliate and, subsequently, wrote off the entire $17,500 balance to bad debts, which is included with operating expenses in the statement of income.

Accounts payable at September 30, 2011 is comprised of $16,978 due to Avondale and $1,604 due to Properties.

OAK HILLS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2011

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2011, the Company's net capital and required net capital were $46,578 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 40%.

NOTE 5 - OTHER

The Company has one customer that represents 100% of fees receivable and 87% of income. The entire accounts receivable balance at September 30, 2011 was collected in October 2011.

SUPPLEMENTARY INFORMATION

NOTE: *The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.*

OAK HILLS SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2011

COMPUTATION OF NET CAPITAL
Total shareholder's equity $ 82,112
Deduction:
Nonallowable assets (35,534)

NET CAPITAL $ 46,578

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital requirement (6 2/3%
of total aggregate indebtedness) $ 1,239

Minimum dollar net capital requirement $ 5,000

Net capital requirement $ 5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS
Total liabilities from statement of
financial condition $ 18,582

Percentage of Aggregate Indebtedness to
Net Capital 40%

NOTE: There are no material differences between the
computations above and the computations included
in the Company's corresponding unaudited Form X-
17A-5 Part IIA filing, as amended on November 2, 2011.

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL



Board of Directors
Oak Hills Securities, Inc.

In planning and performing our audit of the financial statements of Oak Hills Securities, Inc., (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
   and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors
   of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Oak Hills Securities, Inc. for the year ended September 30, 2011 and this report does not affect our report thereon dated November 21, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Williams & Dunleavy LLP

Oak Brook, Illinois
November 21, 2011